UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

CONTINUCARE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

212172100

(CUSIP Number)

Phillip Frost, M.D., 4400 Biscayne Boulevard, Miami, FL 33137 (305) 575-6512

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Phillip Frost, M.D.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

140,000
8. Shared Voting Power:

22,099,101
9. Sole Dispositive Power

140,000
10. Shared Dispositive Power:

22,099,101

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,239,101
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

44.4%
14.	Type of Reporting Person

IN

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FROST GAMMA INVESTMENTS TRUST #46-0464745
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power:

21,279,788
9. Sole Dispositive Power

0
10. Shared Dispositive Power:

21,279,788

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

21,279,788
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

42.4%
14.	Type of Reporting Person

OO

CUSIP No. 212172100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

FROST-NEVADA INVESTMENTS TRUST #59-2749083
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power:

819,313
9. Sole Dispositive Power

0
10. Shared Dispositive Power:

819,313

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

819,313
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11)

1.6%
14.	Type of Reporting Person

OO

Item 1. Security and Issuer

This Amendment No. 10 to the original Schedule 13D is filed by Dr. Frost, Frost Gamma Investments Trust (the “Gamma Trust”) and Frost-Nevada Investments Trust (the “Nevada Trust”) (collectively, the “Reporting Persons”), with respect to the Common Stock, $.0001 par value (the “Shares”), of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the “Issuer”). The principal executive offices of the Issuer are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.

Item 2. Identity and Background

Item 2 is amended as follows:

Dr. Frost’s principal occupation is now Vice Chairman of the Board of TEVA Pharmaceutical Industries, Ltd.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended in its entirety and restated as follows:

Name	Amount of Shares Beneficially Owned	Percentage Class
Phillip Frost, M.D.	22,239,101	44.4	%(1)

Frost Gamma Investments Trust	21,279,788	42.4%

Frost Nevada Investments Trust	819,313	1.6%

(1)	Based on 50,130,812 shares of Common Stock outstanding as of May 4, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2006, which assumes the conversion by Dr. Frost of stock options to purchase Shares exercisable in the next sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

On May 10, 2006, Continucare Corporation, a Florida corporation (“Continucare”), entered into a definitive Asset Purchase Agreement (the “Agreement”) with CNU Blue 1, Inc., a Florida corporation and a wholly-owned subsidiary of CNU (“Buyer”), CNU Blue 2, LLC, a Florida limited liability company and a wholly-owned subsidiary of Buyer (“Buyer LLC”), Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation (“MDHRS”), Miami Dade Health Centers, Inc., a Florida corporation (“MDHC”), West Gables Open MRI Services, Inc., a Florida corporation (“West Dade”), Kent Management Systems, Inc. (“Kent”), Pelu Properties, Inc., a Florida corporation (“Pelu”), Peluca Investments, LLC, a Florida limited liability company owned by the Owners (“Peluca”), and Miami Dade Health Centers One, Inc., a Florida corporation (“MDHC One, and, collectively with MDHRS, MDHC, West Dade, Kent, Pelu and Peluca, the “Sellers”), MDHC Red, Inc., a Florida corporation (“Retain”), and the principal shareholders of each Seller (the “Owners”). Upon the terms and subject to the conditions of the Agreement, Buyer will acquire substantially all of the assets and operations of Sellers and assume certain liabilities of Sellers (the “Acquisition”). The Acquisition is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Under the terms of the Agreement, at the Closing, Continucare will pay Sellers $5.0 million cash and issue to Sellers 20.0 million shares of Continucare’s common stock, par value $.0001 per share (the “Continucare Shares”) and pay Owners an additional $1.0 million cash on the first anniversary date of the Closing. In addition, upon the terms and subject to the conditions of the Agreement, following the closing Continucare will pay to

Owners up to $2.0 million based on the monthly payments in respect of the Sellers’ business operations received by Continucare or any of its subsidiaries from certain identified the third-party payors during the fourteen day period commencing the day after the Closing Date and make certain other payments to Owners depending on the collection of certain receiveables that were fully reserved on the books of Sellers as of December 31, 2005. Upon the terms and subject to the conditions of the Agreement, CNU, Sellers and Owners have made customary representations, warranties and covenants in the Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary and usual course during the interim period between the execution of the Agreement and the effective time of the Merger (the “Interim Period”), (ii) not to engage in certain kinds of transactions during the Interim Period, (iii) to cause a shareholder meeting to be held by Continucare to consider approval of the issuance of Continucare Shares in connection with the Acquisition. Sellers have made certain additional customary covenants, including, among others, covenants (i) not to solicit proposals for alternative business combination transactions and (ii) to complete an audit of Sellers’ historical financial statements.

CNU’s and Sellers’ respective obligations to consummate the Acquisition are subject to customary conditions, including, among others: (i) the requisite vote of Continucare’s shareholders approving the issuance of Continucare Shares, as the case may be, (ii) the accuracy of the representations and warranties made by the other party under the Agreement, (iii) compliance of the other party with its covenants, and (iv) no material adverse change to either Continucare or Sellers. Continucare’s obligations to consummate the Acquisition are also subject to the audit of Sellers’ financial statements not reflecting any material adverse audit adjustments from Sellers’ unaudited financial statements and that such audited financial statements reflect adjusted EBITDA of at least $6.0 million for the year ended December 31, 2005. The Agreement contains certain customary termination rights for both Continucare and Sellers.

At the closing, Continucare will enter into one-year employment agreements with each of the Owners. Under these agreements, Dr. Cruz will be employed as Vice Chairman of Continucare at an annual salary of $225,000, Mr. Jose Garcia will be employed as Executive Vice President at an annual salary of $275,000, and Mr. Carlos Garcia will be employed as President – Diagnostics Division at an annual salary of $225,000. Each of the Owners will also receive options to acquire 100,000 shares of Continucare’s common stock at a per share exercise price equal to the closing price of Continucare’s common stock on the date of grant. The options will vest ratably over a term of four years and have a term of ten years. Continucare has also agreed that Dr. Cruz will be appointed to the Continucare Board of Directors effective as of the closing. The terms of the Agreement also subject each of the Owners to a five-year non-competition covenant following the closing.

Concurrent with the execution and delivery of the Agreement, Owners entered into a Voting Agreement dated as of May 10, 2006 (the “Voting Agreement”), with the Reporting Persons and Richard C. Pfenniger, Jr. (the “Shareholders”). Pursuant to the Voting Agreement, the Shareholders have agreed that until the termination of the Voting Agreement, the Shareholders will vote or cause to be voted the shares of Continucare common stock over which the Shareholders have voting power in favor of the approval of the issuance of Continucare Shares in connection with the Acquisition. The shares of Continucare common stock beneficially owned by the Shareholders subject to the Voting Agreement constituted approximately 46% of the total issued and outstanding shares of Continucare common stock as of May 10, 2006.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement. A copy of the Voting Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Voting Agreement dated May 10, 2006, among Luis Cruz, M.D., Jose M. Garcia, and Carlos Garcia, Phillip Frost, M.D., Frost Gamma Investments Trust, Frost-Nevada Investments Trust, and Richard C. Pfenniger, Jr. and the other parties signatory hereto. (Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Continucare Corporation filed with the Commission on May 11, 2006)

2.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.

FROST-NEVADA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
Phillip Frost, M.D.
Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
Phillip Frost, M.D.
Trustee

Dated: May 16, 2006

EXHIBIT 1

The undersigned hereby agree that this Amendment No. 10 to Schedule 13D filed by us with respect to the Common Stock, $.0001 par value, of Continucare Corporation is filed on behalf of each of us.

/s/ PHILLIP FROST, M.D.
PHILLIP FROST, M.D.

FROST-NEVADA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
Phillip Frost, M.D.
Trustee

FROST GAMMA INVESTMENTS TRUST

/s/ PHILLIP FROST, M.D.
Phillip Frost, M.D.
Trustee

Dated: May 16, 2006